UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

(Commission File No. 1-14728)

Lan Airlines S.A.

(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901

Renca,

Santiago, Chile

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes __         No X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, December 27, 2006

Mr. Alberto Etchegaray D.

Superintendent of Securities and Insurance

Present

To whom it may concern:

In compliance with article 9° and subsection 2° of article 10 of law No. 18.045, I inform you that at a Board of Directors’ Meeting held on December 26, 2006, the Board of Directors of Lan Airlines S.A. resolved to call an Extraordinary Shareholders’ Meeting to be held on January 26, 2007, in order to discuss the following matters:

a)

Increase Lan Airlines S.A.’s capital by virtue of an issuance of 7,500,000 (seven million five hundred thousand) shares, at the price and other conditions that the Shareholders’ Meeting shall determine.

b) Designate a portion of the abovementioned capital increase to compensation plans, in accordance with article 24 of law 18.046.

c) Amend the bylaws to reflect the resolutions adopted by the Shareholders’ Meeting.

d) Authorize the Board of Directors of Lan Airlines S.A. to request the registration of the shares representing the capital increase with the Registry of the Superintendence of Securities and Insurance; to proceed with the settlement of the shares; and to agree on the terms pertaining to the compensation plans mentioned above.

e) Adopt any other resolutions necessary to implement the abovementioned resolutions.

Sincerely,

/s/ Alejandro De La Fuente Goic

Alejandro De La Fuente Goic

Vice President of Corporate Finance

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Comercio de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2006

Lan Airlines S.A.
/s/ Alejandro de la Fuente By: Alejandro de la Fuente Chief Financial Officer